Filed by Falcon’s Beyond Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Fast Acquisition Corp. II

Commission File No.: 001-40214

Date: January 17, 2023

Meliá Hotels International and Falcon’s Beyond

Debut Falcon’s Resort by Meliá | All Suites Punta Cana

The new property brings “resortainment” to the Caribbean blending premium resort amenities with extraordinary entertainment

Punta Cana, Dominican Republic (January 17, 2023) - Meliá Hotels International (“Meliá”) (BME: MEL), one of the world’s leading leisure hotel companies operating more than 380 hotels throughout 40 countries, and its joint venture partner Falcon’s Beyond (“Falcon’s Beyond” or the “Company”), a global entertainment development company, today announces the opening of Falcon’s Resort by Meliá | All Suites Punta Cana. It is the first resort to open under the new leisure and entertainment-based brand, Falcon’s Resorts by Meliá that offers a unique “resortainment” hospitality experience.

The new brand seamlessly blends premium resort amenities with extraordinary entertainment experiences, including access to a new world-class theme park, Katmandu Park | Punta Cana, just steps away from the property. Now through March 15, 2023, resort guests will receive exclusive access to select attractions, as a sneak peek before the full park opens to the public. In the future, guests will also have direct access to vibrant and curated dining, shopping, and entertainment venues as part of a larger destination experience in development.

Falcon’s Resort by Meliá | All Suites Punta Cana, a five-star all-inclusive resort located on the Dominican Republic’s Bávaro Beach, is a multi-phase transformation of two existing Meliá properties, Paradisus Grand Cana and Garden Suites by Meliá, comprising 622 rooms. Phase one, has rebranded Paradisus Grand Cana and includes 432 luxury suites, three swimming pools, nine specialty restaurants and a world-class spa & fitness center. Phase two, the rebrand of Garden Suites by Meliá, will include 190 rooms, to be completed by late 2023. Incorporating the beauty of the Caribbean landscape, common areas are filled with bright, natural light, and designed to inspire vibrant, sophisticated fun that complement the property’s bold details.

“It is a sincere honor to welcome guests to the first Falcon’s Resort by Meliá property in beautiful Punta Cana,” said André Gerondeau, COO of Meliá Hotels International. “Meliá has deep roots in the Dominican Republic – with our first property opening in Punta Cana over 30 years ago. The development of Falcon’s Resort by Meliá will add a new level of casual, sophisticated, and unexpected fun to the traditional vacation experience.”

Beyond Suites

Designed for every type of traveler, the property’s suites range from 800 to 2990 square feet with spacious living areas, furnished private balconies and terraces complete with spectacular views of the garden or main pool. The spacious suites feature a dining area and bar counter for cocktails or morning coffee and a lounge area equipped with a smart TV and comfortable seating. Resort guests who book a standard suite will receive one 1-use pass to Katmandu Park, per guest.

Guests can also upgrade to The Beyond Suite Experience, providing an elevated room and exclusive benefits to enhance their stay. These include a personalized Beyond Concierge, priority reservations for activities and restaurants, customized turn-down, a dinner experience around the Beyond Pool (one per stay) and a multi-day pass to Katmandu Park.With this upgrade, guests can also select from a variety of accommodation categories, including swim-up suites with a relaxing whirlpool bathtub on their private terrace.

Global Cuisine and an Elegant Spa

Falcon’s Resort by Meliá | All Suites Punta Cana will offer nine restaurant concepts providing a wide variety of global cuisine. Diners can indulge in culinary experiences from Asian, Latin, Mediterranean, and Caribbean menus offering international flavors using local ingredients. Top-shelf liquor and wines are available throughout the property’s four bars.

Discerning travelers can indulge in the services and treatments at MAIA Signature Spa by Natura Bissé. Setting the trend in combining avant-garde techniques with technological innovation and traditional therapies, MAIA Signature Spa provides peace, serenity, and total relaxation.

Caribbean’s First-Ever Theme Park: Foundation of Resortainment

Falcon’s Resort by Meliá | All Suites Punta Cana is one component of a new $350 million entertainment destination called Falcon’s Beyond Destinations that will feature three distinct guest experiences: the resort, a new theme park and a retail, dining, and entertainment district called Falcon’s Central. Through the property’s “resortainment” offering, guests can complement their beach vacation in the Caribbean with a theme park experience at the all-new Katmandu Park | Punta Cana.

The state-of-the-art Katmandu Park | Punta Cana will transport guests through immersive storytelling experiences, including four marquee attractions and the use of several proprietary never-before-seen ride technologies. Additional attractions include 36-holes of mini golf, an outdoor ropes course and Katmandu-themed carousel among others.

“We are thrilled to bring one-of-a-kind ‘resortainment’ experiences to the Caribbean with the opening of Falcon’s Resort by Meliá | All Suites Punta Cana and Katmandu Park | Punta Cana,” said Cecil D. Magpuri, CEO of Falcon’s Beyond. “Our distinctive big experience and small footprint theme park concept provides our guests with access to innovative ride technologies, immersive experiences and other day and night entertainment. This combination creates an extraordinary beach getaway with endless thrills and adventure for families, groups, couples and travelers of all ages.”

Going Beyond with Innovative BeyondME™ Technology

In early 2023, resort guests can also access BeyondME™, a new fan loyalty and online game platform that will enable individuals of all ages to connect, personalize, and be rewarded for their engagement across both digital and real-world experiences. The BeyondME smart wearable technology provides access to rooms, Katmandu Park | Punta Cana rides, park passes and individual profiles, and enables guests to conduct cashless transactions and interact with various attractions and immersive touch points across the properties.

BeyondME encourages players to gain “experience points,” called XP, by participating in a variety of real-world experiences across the resort, park, Falcon’s Central and virtual experiences within the BeyondME web app, and by playing BeyondME-enabled online games. XP points can be redeemed for various discounts and upgrades. MeliáRewards members will soon be able to link their account to unlock higher BeyondME status tiers and convert MeliaRewards points to XP. Guests staying in a Beyond Suite will receive extra XP points and higher tiered status during their stay.

“This new type of ‘resortainment’ experience will change the way we think about the traditional beach vacation,” said Scott Demerau, Executive Chairman of Falcon’s Beyond. “Falcon’s Resort by Meliá | All Suites Punta Cana and Katmandu Park | Punta Cana is redefining the tourism experience in the Dominican Republic. We are thrilled to partner with Meliá Hotels International to bring this entertainment destination to life.”

Falcon’s Resort by Meliá | All Suites Punta Cana also features two offerings for kids: the Habitat Club and BLAST! Waterpark. Habitat Club is a modern and spacious kids club that encourages children of multiple age groups to explore their many curiosities through creative activity programs. At the resort’s BLAST! Waterpark, kids can enjoy multiple attractions and water slides to cool off from the Caribbean heat.

Meliá and Falcon’s will develop multiple Falcon’s Beyond Destination locations across the globe in the upcoming years, including sites in Tenerife, Canary Islands, and Mexico.

Falcon’s Resort by Meliá | All Suites Punta Cana opening rates start at $420 per night for standard rooms and $700 per night for Beyond Suites, all-inclusive at double occupancy.

On July 12, 2022, Falcon’s Beyond announced plans to become a publicly listed company on Nasdaq through a definitive merger agreement with FAST Acquisition Corp. II (NYSE: FZT), a special purpose acquisition company founded by Doug Jacob and headed by Sandy Beall. Upon the closing of the transaction, the new combined company will be named “Falcon’s Beyond Global, Inc.” and is expected to be listed on Nasdaq under the ticker symbol “FBYD.” More information about the transaction can be found in the Investor Relations section of Falcon’s website.

About Meliá Hotels International

Founded in 1956 in Mallorca (Spain), Meliá Hotels International operates more than 380 hotels (portfolio and pipeline) throughout more than 40 countries, under the brands Gran Meliá Hotels & Resorts, Paradisus by Meliá, ME by Meliá, Meliá Hotels & Resorts, ZEL, The Meliá Collection, INNSiDE by Meliá, Sol by Meliá and Falcon’s Resorts by Meliá, plus a wide portfolio of affiliated hotels under the “Affiliated by Meliá” network. The Group is one of the leading companies in resort hotels worldwide, while also leveraging its experience to consolidate the growing segment of the leisure-inspired urban market. Its commitment to responsible tourism has led the Group to become the most sustainable hotel company in Spain and Europe, according to the last S&P Global Corporate Sustainability Assessment (Silver Class). It also has ranked seventh in the Wall Street Journal’s list of the 100 most sustainably managed companies in the world (and the leading travel company) and is the only Spanish travel company included in the list of “Europe’s Climate Leaders 2021” by Financial Times. Meliá Hotels International is also included in the IBEX 35 Spanish stock market. For more information, visit www.meliahotelsinternational.com

About Falcon’s Beyond

Headquartered in Orlando, Florida, Falcon’s Beyond is a fully integrated, top-tier experiential entertainment development enterprise focusing on a 360° IP Expander model. The company brings its own proprietary and partner IPs to global markets through owned and operated theme parks, resorts, attractions, patented technologies, feature films, episodic series, consumer products, licensing, and beyond. The company has won numerous design awards and provided design services in 27 countries around the world, turning imagined worlds into reality.

Additional Information

In connection with the proposed transaction, Falcon’s Beyond intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus and certain other related documents, which will include a document that serves as a joint prospectus of Falcon’s Beyond and proxy statement of FAST II, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FAST II shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. FAST II and Falcon’s Beyond will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF FAST II ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FAST II or Falcon’s Beyond through the website maintained by the SEC at www.sec.gov. The documents filed by FAST II with the SEC also may be obtained free of charge upon written request to 109 Old Branchville Road Ridgefield, CT 06877. The documents filed by Falcon’s Beyond with the SEC may also be obtained free of charge upon written request to 6996 Piazza Grande Avenue, Suite 301, Orlando, FL 32835.

Participants in the Solicitations

FAST II and its directors and executive officers may be deemed participants in the solicitation of proxies from FAST II’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in FAST II is contained in FAST II’s final prospectus related to its initial public offering dated March 15, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FAST II in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Registration Statement for the proposed business combination available.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 the Securities Act of 1933, as amended, or an exemption therefrom.

Caution About Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, the expectation that the proposed transaction will occur and the combined company will be listed on Nasdaq and the anticipated benefits associated with the opening of Falcon’s Resort by Meliá | All Suites Punta Cana. These statements are based on various assumptions and on the current expectations of the Company and FAST II and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Falcon’s Beyond and FAST II. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the likelihood of which could be adversely affected by (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular; (2) the outcome of any legal proceedings that may be instituted against FAST II, Falcon’s Beyond or PubCo following the announcement of the proposed business combination, (3) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of our prospectus/proxy statement are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Falcon’s Beyond or the expected benefits of the proposed transaction or that the approval of the requisite equity holders of FAST II is not obtained; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (5) volatility in the price of FAST II’s or Falcon’s Beyond’s securities, (6) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination, (7) the enforceability of Falcon’s Beyond’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (8) any failure to realize the anticipated benefits of the proposed transaction; (9) risks relating to the uncertainty of the projected financial information with respect to Falcon’s Beyond; (10) risks related to the rollout of Falcon’s Beyond’s business and the timing of expected business milestones; (11) the effects of competition on Falcon’s Beyond’s business; (12) the risk that the proposed business combination may not be completed by FAST II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FAST II, (13) the amount of redemption requests made by FAST II’s stockholders; (14) the ability of FAST II or Falcon’s Beyond to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future; (15) and those factors discussed in FAST II’s final prospectus dated March 15, 2021 under the heading “Risk Factors,” and other documents FAST II has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FAST II nor Falcon’s Beyond presently know, or that FAST II or Falcon’s Beyond currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect FAST II’s and Falcon’s Beyond’s expectations, plans, or forecasts of future events and views as of the date of this press release. FAST II and Falcon’s Beyond anticipate that subsequent events and developments will cause FAST II’s and Falcon’s Beyond’s assessments to change. However, while FAST II and Falcon’s Beyond may elect to update these forward-looking statements at some point in the future, FAST II and Falcon’s Beyond specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of FAST II’s and Falcon’s Beyond’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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Media Contact

DKC Public Relations

Falcons@dkcnews.com

Investor Relations

Brett Milotte, ICR

FalconsBeyondIR@icrinc.com

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